EXHIBIT 12

HERSHEY FOODS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31, 2002, 2001, 2000, 1999 and 1998
(in thousands of dollars except for ratios)

(Unaudited)

                                                   2002        2001         2000      1999         1998
                                                   ----        ----         ----      ----         ----
Earnings:

   Income from continuing operations before
      income taxes............................. $637,565(a)  $343,541(b)  $546,639  $727,874(c)  $557,006

   Add (Deduct):

     Interest on indebtedness..................   64,398       71,470       80,956    77,300       88,648

     Portion of rents representative of the
        interest factor (d)....................   15,467       15,451       13,585    15,162       13,197

     Amortization of debt expense..............      457          464          489       486          462

     Amortization of capitalized interest......    4,018        4,228          325     3,884        3,856
                                                --------     --------     --------  --------     --------
       Earnings as adjusted.................... $721,905     $435,154     $641,994  $824,706     $663,169
                                                ========     ========     ========  ========     ========
Fixed Charges:

   Interest on indebtedness.................... $ 64,398     $ 71,470     $ 80,956  $ 77,300     $ 88,648

   Portion of rents representative of the
      interest factor (d)......................   15,467       15,451       13,585    15,162       13,197

   Amortization of debt expense................      457          464          489       486          462

   Capitalized interest........................    1,144        1,498          145     1,214        2,547
                                                ---------    --------     --------  --------     --------
       Total fixed charges..................... $ 81,466     $ 88,883     $ 95,175  $ 94,162     $104,854
                                                =========    ========     ========  ========     ========
Ratio of earnings to fixed charges.............     8.86         4.90         6.75      8.76         6.32
                                                =========    ========     ========  ========     ========

NOTES:

(a)    Includes total charges for business realignment initiatives of $34.0 million before tax and costs related to the potential sale of the Corporation of $17.2 million before tax.

(b)    Includes total charges for business realignment initiatives of $278.4 million before tax.

(c)    Includes a gain on the sale of the Corporation's pasta business of $243.8 million.

(d)    Portion of rents representative of the interest factor consists of all rental expense pertaining to off - balance sheet operating lease arrangements and one - third of rental expense for other operating leases.